UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: March 27, 2009	By	/s/ Frank Ngai Chi Chan
(Signature)*
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

*	Print the name and title under the signature of the signing officer.

FOR IMMEDIATE RELEASE

Gushan Environmental Energy Limited

Begins Production at Additional Beijing Plant Facilities

New York, March 27, 2009 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), China’s largest producer of biodiesel as measured by annual production capacity, today announced that its Beijing plant’s additional production facilities have commenced production, adding 50,000 tons to the Company’s annual biodiesel production capacity. As a result, these additional facilities have doubled the total biodiesel production capacity of the Beijing plant from 50,000 tons to 100,000 tons.

“We are pleased to announce the commencement of production of our Beijing plant’s additional facilities. Construction of the additional facilities was completed within our prior estimated budget. In addition to our Fujian plant, this is our second plant with an annual biodiesel capacity of 100,000 tons. We believe this milestone demonstrates our ability to efficiently expand our production lines and execute our growth strategy. With this additional biodiesel capacity, we believe that Gushan has not only strengthened its leadership in the China biodiesel industry but has also further contributed to the environmental and energy needs of China,” said Jianqiu Yu, Chairman of Gushan.

To remain at the forefront of China’s biodiesel industry, Gushan plans to continue expanding its production capacity. In addition to commencing operations of the additional facilities in our Beijing plant, Gushan plans to open new biodiesel plants in Chongqing and Hunan in the second quarter of 2009, each with an initial target annual biodiesel capacity of 30,000 tons and to construct a new plant in Sichuan, with a target annual biodiesel capacity of 50,000 tons, located near Sichuan Gushan’s existing plant. In February 2009, Sichuan Gushan commenced preparatory work for the construction of its new plant, which is targeted to commence production in the first half of 2010. Nevertheless, given the uncertain macro environment as a result of the global financial crisis, Gushan will be closely monitoring its market situation and will make changes to its expansion plans if necessary.

With the commencement of operating the additional facilities at the Beijing plant and its existing five production facilities, located in the Sichuan, Hebei and Fujian provinces and Beijng and Shanghai, Gushan’s aggregate annual biodiesel production capacity is 340,000 tons.

About Gushan Environmental Energy Limited

Gushan Environmental Energy is China’s largest producer of biodiesel, as measured by annual production capacity. The company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The company currently operates five production facilities in the Sichuan, Hebei, Fujian provinces and Beijing and Shanghai with a combined annual production capacity of 340,000 tons.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements.

Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form F-1, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact:

US

Elizabeth Cheek

Hill & Knowlton (New York)

Tel: (1) 212 885 0682

Email: elizabeth.cheek@hillandknowlton.com

Asia

Hoi Ni Kong

Hill & Knowlton (Hong Kong)

Tel: (852) 2894 6322

Email: hoini.kong@hillandknowlton.com.hk